Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

June 19, 2012

VIA COURIER AND EDGAR

Re:	Engility Holdings, Inc. Amendment No. 3 to Registration
Statement on Form 10-12B File No. 001-35487

Ms. Sherry Haywood, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Haywood:

On behalf of Engility Holdings, Inc. (the “Company” or “Engility”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on May 31, 2012. The Registration Statement has been revised to reflect certain changes in response to the Company’s discussions with the Staff.

Furthermore, we are providing the following response to comment 2 from your comment letter, dated May 18, 2012, regarding the Registration Statement as discussed with Patricia Armelin and the Company on June 15, 2012. To assist your review, we have retyped the text of the Staff’s comment 2 in italics below. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Combined Financial Statements

Combined Statements of Operations, page F-4

2.	We note your response to comment 15 in our letter dated April 24, 2012. Please more fully explain to us why you do not believe earnings per share data will be required in your current historical financial statements when the exchange ratio is determined. Although we note you are not selling shares, please refer to SAB Topic 4D.

In response to the Staff’s comment, the Company respectfully informs the Staff that, upon further consideration and consultation with its independent registered public accounting firm, the Company is unable to provide a presentation of basic and diluted earnings per share (EPS) information in the historical audited combined financial statements included in the Registration Statement. In accordance with generally accepted accounting principles in the United States (GAAP) the requested EPS information for a carve-out business is calculated using the number of shares issued to the owners on the spin-off distribution date as the denominator for all historical periods presented. In addition, the Company reviewed the registration statements on Form 10 of companies whose shares were distributed in recent spin-off transactions and was unable to find an example of the requested presentation of EPS information in the historical audited financial statements included in the registration statements on Form 10 filed by such companies.1

The Company advises the Staff that the effective date of the Registration Statement must precede both the record date for the spin-off transaction and the completion of the spin-off transaction to comply with the listing requirements of the New York Stock Exchange, among other reasons. The Company does not believe it is appropriate under GAAP to reflect historical EPS prior to the consummation of the spin-off transaction. Further, although the exchange ratio will be determined prior to the time the Registration Statement is declared effective, the record date of the spin-off transaction will not have occurred on or prior to the effective date of the Registration Statement, and therefore the number of shares to be issued to the owners upon consummation of the spin-off transaction will not be known. As described above, it is this number of shares issued to the owners on the distribution date of the spin-off transaction that will be used as the denominator in the EPS calculation for all periods presented when historical EPS is provided. Accordingly, as this share amount will not be known at the time the Registration Statement is declared effective, it is not possible to calculate and include historical EPS in the Registration Statement.

The Company advises the Staff, however, that the Company will present pro forma EPS information, estimated based on the exchange ratio, in a subsequent amendment to the Registration Statement in the unaudited pro forma condensed combined statements of operations pursuant to the criteria under Article 11-02(b)(7) of Regulation S-X as noted in the Company’s response to comment 2 in the Staff’s comment letter, dated May 18, 2012. In addition, The Company advises the Staff that EPS information will be presented in the Company’s annual historical combined audited financial statements and condensed combined interim financial statements presented in its filings with the SEC following the distribution date for the spin-off transaction.

* * *

[1]

See historical financial statements included in the registration statements on Form 10 for the spin-off transactions of Motorola Mobility Holdings Inc. (File No. 001-34805), HSN, Inc. (File No. 001-34061), The Western Union Company (File No. 001-32903), Xylem Inc. (File No. 001-35229), Exelis Inc. (File No. 001-35228), and Marathon Petroleum Corporation (File No. 001-35054).

Please do not hesitate to call Vince Pagano at 212-455-3125 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Jay Ingram

Patricia Armelin

Anne McConnell

Engility Holdings, Inc.

Anthony Smeraglinolo

Thomas Miiller, Esq.